Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-237366

June 18, 2020

¥41,200,000,000

¥9,300,000,000 0.589% Notes due 2027

¥5,300,000,000 0.850% Notes due 2030

¥11,600,000,000 1.003% Notes due 2032

¥13,000,000,000 1.222% Notes due 2035

¥2,000,000,000 1.600% Notes due 2050

FINAL TERM SHEET

June 18, 2020

Issuer:	Prologis Yen Finance LLC

Guarantor:	Prologis, L.P.

Legal Format:	SEC Registered

Securities:

0.589% Notes due 2027 (the “2027 Notes”)

0.850% Notes due 2030 (the “2030 Notes”)

1.003% Notes due 2032 (the “2032 Notes”)

1.222% Notes due 2035 (the “2035 Notes”)

1.600% Notes due 2050 (the “2050 Notes”)

Size:	¥9,300,000,000 (2027 Notes) ¥5,300,000,000 (2030 Notes) ¥11,600,000,000 (2032 Notes) ¥13,000,000,000 (2035 Notes) ¥2,000,000,000 (2050 Notes)

Expected Ratings (Moody’s/S&P/R&I)*:	A3 / A- / A+ (Stable/Stable/Positive)

Maturity Date:	June 24, 2027 (2027 Notes) June 24, 2030 (2030 Notes) June 24, 2032 (2032 Notes) June 22, 2035 (2035 Notes) June 24, 2050 (2050 Notes)

Coupon:	0.589% per annum, payable semi-annually (2027 Notes) 0.850% per annum, payable semi-annually (2030 Notes) 1.003% per annum, payable semi-annually (2032 Notes)

1.222% per annum, payable semi-annually (2035 Notes) 1.600% per annum, payable semi-annually (2050 Notes)

Price to Public:	100.000% (2027 Notes) 100.000% (2030 Notes) 100.000% (2032 Notes) 100.000% (2035 Notes) 100.000% (2050 Notes)

Underwriting Discount:	0.400% (2027 Notes) 0.450% (2030 Notes) 0.500% (2032 Notes) 0.550% (2035 Notes) 0.700% (2050 Notes)

Net Proceeds, Before Expenses, to Issuer:	¥9,262,800,000 (2027 Notes) ¥5,276,150,000 (2030 Notes) ¥11,542,000,000 (2032 Notes) ¥12,928,500,000 (2035 Notes) ¥1,986,000,000 (2050 Notes)

Reference Rate:

0.039% equivalent to 7-year Swap Offer Rate on Bloomberg “GDCO 157 <GO>“ (2027 Notes)

0.100% equivalent to 10-year Swap Offer Rate on Bloomberg “GDCO 157 <GO>“ (2030 Notes)

0.153% equivalent to 12-year Swap Offer Rate on Bloomberg “GDCO 157 <GO>“ (2032 Notes)

0.222% equivalent to 15-year Swap Offer Rate on Bloomberg “GDCO 157 <GO>“ (2035 Notes)

0.400% equivalent to 30-year Swap Offer Rate on Bloomberg “GDCO 157 <GO>“ (2050 Notes)

Spread to Reference Rate:	+55 basis points (2027 Notes) +75 basis points (2030 Notes) +85 basis points (2032 Notes) +100 basis points (2035 Notes) +120 basis points (2050 Notes)

Yield to Maturity:	0.589% (2027 Notes) 0.850% (2030 Notes) 1.003% (2032 Notes) 1.222% (2035 Notes) 1.600% (2050 Notes)

Interest Payment Dates:

June 24 and December 24 of each year, commencing December 24, 2020 (2027 Notes)

June 24 and December 24 of each year, commencing December 24, 2020 (2030 Notes)

June 24 and December 24 of each year, commencing December 24, 2020 (2032 Notes)

June 24 and December 24 of each year, commencing December 24, 2020 (2035 Notes) (short last coupon)

June 24 and December 24 of each year, commencing December 24, 2020 (2050 Notes)

Day Count Convention:	30/360

Settlement Date:	June 24, 2020 (T+4 Tokyo business days)

Trade Date:	June 18, 2020

Use of Proceeds:

The Issuer intends to lend or distribute the net proceeds from the offering of the 2030 Notes and 2035 Notes to Prologis, L.P. who will apply the amounts received to finance or refinance, in whole or in part, the Eligible Green Project Portfolio (as defined in the prospectus supplement relating to the Notes). Pending such allocation of the net proceeds to the Eligible Green Project Portfolio, Prologis, L.P. intends to use the net proceeds received for general corporate purposes, including to repay, repurchase or tender for indebtedness. The Issuer intends to lend or distribute the net proceeds from the offering of the 2027 Notes, 2032 Notes and 2050 Notes to Prologis, L.P. who intends to use a portion of the amounts received by it to fund all or a part of its €350,000,000 cash tender offer to purchase its 3.000% Notes due 2022 and 3.375% Notes due 2024, which offer to purchase commenced on June 15, 2020. The tender offer is conditioned upon the satisfaction of certain conditions, including the closing and issuance of the notes offered hereby, which conditions may be waived with respect to the tender offer at Prologis, L.P.’s option. Prologis, L.P. cannot assure you that the tender offer will be consummated in accordance with its terms, or at all. This offering is not conditioned upon the consummation of the tender offer. Prologis, L.P. may also use a portion of the net proceeds for other general corporate purposes, including to repay or repurchase indebtedness. In the short term, Prologis, L.P. may also use the amounts received from the issuance of all series of notes to pay down its revolving credit facilities.

Currency of Payment:

All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in yen. If the yen is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control, then all payments in respect of the Notes will be made in U.S. dollars until the yen is again available to the issuer.

Payment of Additional Amounts:

The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:

The Notes will not be redeemable prior to maturity, except the issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the issuer or create a substantial probability that the issuer would become obligated to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	¥100,000,000 x ¥10,000,000

ISIN / Common Code / CUSIP:

XS2193854473 / 219385447 / 74346G AE2 (2027 Notes)

XS2193854804 / 219385480 / 74346G AF9 (2030 Notes)

XS2193854986 / 219385498 / 74346G AG7 (2032 Notes)

XS2193947137 / 219394713 / 74346G AH5 (2035 Notes)

XS2193947483 / 219394748 / 74346G AK8 (2050 Notes)

Listing:	None

Joint Book-Running Managers:	Mizuho Securities USA LLC Morgan Stanley & Co. International plc SMBC Nikko Securities America, Inc.

Senior Co-Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. J.P. Morgan Securities plc Scotia Capital (USA) Inc. The Toronto-Dominion Bank Wells Fargo Securities, LLC

Co-Managers:

BBVA Securities Inc.

BNP Paribas

BNY Mellon Capital Markets, LLC

ING Bank N.V., Belgian Branch

PNC Capital Markets LLC

Regions Securities LLC

Standard Chartered Bank

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment for the notes on or about June 24, 2020, which is the fourth Tokyo business day following the date of the pricing of the notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the second business day prior to June 24, 2020 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Mizuho Securities USA LLC at (866) 271-7403 or Morgan Stanley & Co. International plc at (866) 718-1649 or SMBC Nikko Securities America, Inc. at (888) 868-6856.

MiFID II professionals/ECPs-only— Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the UK.